



14 May 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605



NOL has today made the following announcements and media releases:-

1) NOL Group Unaudited Quarterly Financial Information for the 1st Quarter ended 2 April 2010

2) Press Release on NOL Group Unaudited Quarterly Financial Information for the 1st Quarter ended 2 April 2010

3) Presentation on NOL Group Unaudited Quarterly Financial Information for the 1st Quarter ended 2 April 2010 by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
KW/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Q1 2010 Results) - 14May10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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First Quarter Results * Financial Statement And Related Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-May-2010 18:50:00
Announcement No.	00220

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	02-04-2010

Description	Unaudited Quarterly Financial Information for the 1st Quarter ended 2 April 2010.

Attachments

- NOL_Q1_2010_Results_Financial.pdf
- NOL_Q1_2010_Results_Press_Release.pdf
- NOL_Q1_2010_Results_Presentation.pdf

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SEC Exemption
No. 82-2605



NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 1st Quarter Ended 2 April 2010

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2010 US$'000	Q1 2009 US$'000	% Increase/ (Decrease)
Revenue	2,098,137	1,542,869	36
Cost of sales	(2,009,093)	(1,607,149)	25
Gross profit/(loss)	89,044	(64,280)	N/M
Other gains (net)			
- Miscellaneous	1,924	4,686	(59)
- Finance and investment income	888	921	(4)
Expenses			
- Administrative	(157,363)	(149,360)	5
- Finance	(15,387)	(14,511)	6
- Other operating	(5,030)	(11,815)	(57)
Share of results of associated companies	738	209	253
Share of results of joint ventures	532	929	(43)
Loss before income tax	(84,654)	(233,221)	(64)
Income tax expense	(12,545)	(10,965)	14
Net loss for the financial period	(97,199)	(244,186)	(60)
Net loss attributable to:			
Equity holders of the Company	(98,491)	(244,595)	(60)
Non-controlling interest	1,292	409	216
	(97,199)	(244,186)	(60)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2010 US$'000	Q1 2009 US$'000	% Increase/ (Decrease)
(A) Other Income Including Interest Income	2,934	3,240	(9)
(B) Interest on Borrowings	(9,267)	(12,575)	(26)
(C) Depreciation and Amortisation	(76,243)	(77,067)	(1)
(D) Allowance for Doubtful Debts and Bad Debts Written Off	(360)	(2,602)	(86)
(E) (Provision for)/Writeback of Provision for Impairment in Value of Investments	(1)	10	N/M
(F) Foreign Exchange Loss	(1,124)	(1,082)	4
(G) Adjustment for Over/(Under) Provision for Tax in Prior Years	992	(175)	N/M
(H) (Loss)/Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	(142)	2,763	N/M
(I) (Write-off)/Write-back of Inventories	(440)	13	N/M

1.(a)(iii) Consolidated Statement of Comprehensive Income

	Group	
	Q1 2010 US$'000	Q1 2009 US$'000
Net loss for the financial period	(97,199)	(244,186)
Other comprehensive income:		
Fair value gains on cash flow hedges	1,268	33,115
Fair value (gains)/losses on cash flow hedges transferred to the income statement	(33,394)	53,464
Fair value gains/(losses) on available-for-sale financial asset	26	(52)
Currency translation differences	1,223	(6,409)
Tax on fair value gains and losses	172	1,171
Other comprehensive (loss)/income for the financial period, net of tax	(30,705)	81,289
Total comprehensive loss for the financial period	(127,904)	(162,897)
Total comprehensive loss attributable to:		
Equity holders of the Company	(129,379)	(163,311)
Non-controlling interest	1,475	414
	(127,904)	(162,897)

N/M: Not meaningful

1.(b)(i) Balance Sheets

	Group			Company		
	2 Apr 2010 US$'000	25 Dec 2009 US$'000	% Increase/ (Decrease)	2 Apr 2010 US$'000	25 Dec 2009 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	397,961	333,048	19	1,641	17,044	(90)
Trade and other receivables [1]	894,903	814,718	10	1,615,674	1,620,619	(0)
Inventories at cost	219,899	197,208	12	-	-	0
Derivative financial instruments	51,264	88,681	(42)	3,178	2,603	22
Other current assets	91,343	70,468	30	3,322	2,191	52
Total current assets	1,655,370	1,504,123	10	1,623,815	1,642,457	(1)
Non-current Assets						
Investments in subsidiaries	-	-	0	999,595	994,695	0
Investments in associated companies	39,761	40,216	(1)	-	1	(100)
Investments in joint ventures	27,639	27,107	2	-	-	0
Available-for-sale financial asset	57	31	84	-	-	0
Property, plant and equipment	3,458,281	3,509,266	(1)	454,280	455,066	(0)
Investment properties	13,070	9,230	42	-	-	0
Deferred charges	8,398	9,268	(9)	32	35	(9)
Intangible assets	26,931	29,142	(8)	70	78	(10)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	4,850	5,177	(6)	-	-	0
Derivative financial instruments	-	670	(100)	-	-	0
Other non-current assets	76,880	77,225	(0)	1,447	1,719	(16)
Total non-current assets	3,784,962	3,836,427	(1)	1,455,424	1,451,594	0
TOTAL ASSETS	5,440,332	5,340,550	2	3,079,239	3,094,051	(0)
LIABILITIES						
Current Liabilities						
Trade and other payables	968,390	1,009,918	(4)	112,662	129,833	(13)
Current income tax liabilities	50,653	42,498	19	17,640	17,088	3
Borrowings	20,023	20,975	(5)	715	710	1
Provisions	67,133	76,354	(12)	-	9	(100)
Deferred income	415	333	25	-	-	0
Derivative financial instruments	13,393	9,744	37	3,178	2,603	22
Other current liabilities [2]	243,236	198,368	23	-	-	0
Total current liabilities	1,363,243	1,358,190	0	134,195	150,243	(11)
Non-current Liabilities						
Borrowings	1,136,551	918,831	24	-	-	0
Provisions	128,260	126,047	2	-	-	0
Deferred income	787	659	19	-	-	0
Deferred income tax liabilities	23,383	25,155	(7)	10,699	10,939	(2)
Derivative financial instruments	3,215	-	N/M	-	-	0
Other non-current liabilities	71,129	71,478	(0)	-	-	0
Total non-current liabilities	1,363,325	1,142,170	19	10,699	10,939	(2)
TOTAL LIABILITIES	2,726,568	2,500,360	9	144,894	161,182	(10)
NET ASSETS	2,713,764	2,840,190	(4)	2,934,345	2,932,869	0
EQUITY						
Share capital	1,818,496	1,815,479	0	1,818,496	1,815,479	0
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	1,813,280	1,810,263	0	1,813,280	1,810,263	0
Shares held by employee benefit trust	(2,788)	(2,989)	(7)	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	779,316	877,807	(11)	1,085,260	1,085,061	0
Other reserves	80,105	112,733	(29)	37,000	38,740	(4)
Capital and reserves attributable to equity holders of the Company	2,668,718	2,796,619	(5)	2,934,345	2,932,869	0
Non-controlling interest	45,046	43,571	3	-	-	0
TOTAL EQUITY	2,713,764	2,840,190	(4)	2,934,345	2,932,869	0
Net current assets	292,127	145,933	100	1,489,620	1,492,214	(0)

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.
[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

N/M: Not meaningful

1.(b)(ii) Borrowings

The Group As at 2 April 2010	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable on or before 8 April 2011, or on demand	10,915	1,148	7,960	20,023
Amount repayable on or before:				
6 April 2012	11,297	-	8,186	19,483
5 April 2013	12,319	-	7,654	19,973
4 April 2014	13,375	650,000	8,139	671,514
3 April 2015	13,825	-	8,670	22,495
Thereafter	44,241	95,265	263,580	403,086
	105,972	746,413	304,189	1,156,574

As at 25 December 2009	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2010, or on demand	11,485	1,176	8,314	20,975
Amount repayable in :				
FY 2011	11,044	-	8,260	19,304
FY 2012	12,031	-	7,559	19,590
FY 2013	13,058	400,000	8,006	421,064
FY 2014	12,422	30,000	8,514	50,936
Thereafter	46,986	95,064	265,887	407,937
	107,026	526,240	306,540	939,806

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 2 April 2010	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of FY 2010	551,797	3,609	59,232	20,320	43,341	678,299
Amount repayable in :						
FY 2011	649,605	2,355	87,621	21,869	47,473	808,923
FY 2012	583,449	2,198	84,409	18,039	39,543	727,638
FY 2013	493,370	2,198	80,254	13,376	28,333	617,531
FY 2014	388,270	2,198	80,099	9,514	18,573	498,654
Thereafter	905,148	51	815,296	2,954	25,971	1,749,420
	3,571,639	12,609	1,206,911	86,072	203,234	5,080,465

As at 25 December 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2010	760,057	410	87,531	27,064	56,500	931,562
Amount repayable in :						
FY 2011	648,647	-	87,714	21,698	43,559	801,618
FY 2012	583,427	-	84,504	17,992	35,924	721,847
FY 2013	493,348	-	80,352	13,324	26,697	613,721
FY 2014	388,270	-	80,199	9,471	17,434	495,374
Thereafter	892,023	-	815,612	2,938	23,671	1,734,244
	3,765,772	410	1,235,912	92,487	203,785	5,298,366

1.(c) Consolidated Cash Flow Statement

	Group	
	Q1 2010	Q1 2009
	US$'000	US$'000
Cash Flows from Operating Activities		
Loss before income tax	(84,654)	(233,221)
Adjustments for :		
Depreciation and amortisation	76,243	77,067
Fair value losses/(gains) on hedges	208	(134)
Premium on bunker call options	11,229	25,767
Premium on interest rate collars	702	-
Interest expense	9,267	12,575
Interest income	(888)	(1,431)
Share-based compensation costs	1,061	1,945
Net write-off/(write-back) of inventories	440	(13)
Write-off of intangible assets	49	-
Fair value losses on shares held by employee benefit trust	1,161	230
Net loss/(profit) on disposal of property, plant and equipment	242	(2,653)
Net profit on disposal of other assets	-	(110)
Net (write-back)/provision for impairment of assets	(292)	2
Net provision for liabilities	3,103	5,631
Share of results of associated companies	(738)	(209)
Share of results of joint ventures	(532)	(929)
Unrealised translation losses/(gains)	3,151	(1,281)
Operating cash flow before working capital changes	19,752	(116,764)
Changes in operating assets and liabilities		
Receivables and other assets	(99,463)	147,005
Inventories	(23,131)	38,282
Payables	(8,281)	(183,138)
Cash used in operations	(111,123)	(114,615)
Interest paid	(10,643)	(17,873)
Interest received	883	1,122
Net income tax paid	(5,371)	(8,053)
Net cash outflow from operating activities	(126,254)	(139,419)
Cash Flows from Investing Activities		
Net proceeds from loans receivable	452	7
Additions in other non-current investments	(223)	-
Purchase of property, plant and equipment	(30,036)	(13,818)
Purchase of intangible assets	(186)	(123)
Proceeds from disposal of property, plant and equipment	5,729	9,943
Proceeds from disposal of other assets	-	225
Net cash outflow from investing activities	(24,264)	(3,766)
Cash Flows from Financing Activities		
Proceeds from borrowings	300,000	183,420
Net cash inflow/(outflow) contributed by employee benefit trust	198	(192)
Dividends paid to non-controlling interest	-	(2,273)
Proceeds from issue of new ordinary shares	216	-
Repayment of borrowings	(84,983)	(17,364)
Payment of costs incurred in connection with long term financing	-	(5,550)
Net cash inflow from financing activities	215,431	158,041
Net increase in cash and cash equivalents	64,913	14,856
Cash and cash equivalents at beginning of financial period	333,048	429,219
Cash and cash equivalents at end of financial period	397,961	444,075

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company						Non-controlling interest	Total equity
	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves		
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 26 December 2009	1,815,479	(5,216)	(2,989)	(1,195)	877,807	112,733	43,571	2,840,190
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,061	-	1,061
- new shares issued	3,017	-	-	-	-	(2,801)	-	216
Sale of shares by employee benefit trust	-	-	201	-	-	-	-	201
Total comprehensive (loss)/income for the financial period	-	-	-	-	(98,491)	(30,888)	1,475	(127,904)
Balance at 2 April 2010	1,818,496	(5,216)	(2,788)	(1,195)	779,316	80,105	45,046	2,713,764

GROUP	Capital and reserves attributable to equity holders of the Company						Non-controlling interest	Total equity
	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves		
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Dividends to non-controlling interest	-	-	-	-	-	-	(2,273)	(2,273)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,945	-	1,945
- new shares issued	4,552	-	-	-	-	(4,552)	-	-
Purchase of shares by employee benefit trust	-	-	(363)	-	-	-	-	(363)
Total comprehensive (loss)/income for the financial period	-	-	-	-	(244,595)	81,284	414	(162,897)
Balance at 3 April 2009	849,931	(5,216)	(1,776)	(1,195)	1,413,267	43,804	42,188	2,341,003

SEC Exemption
No. 82-2605

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 26 December 2009	1,815,479	(5,216)	(1,195)	1,085,061	38,740	2,932,869
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,061	1,061
- new shares issued	3,017	-	-	-	(2,801)	216
Total comprehensive income for the financial period	-	-	-	199	-	199
Balance at 2 April 2010	1,818,496	(5,216)	(1,195)	1,085,260	37,000	2,934,345

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,945	1,945
- new shares issued	4,552	-	-	-	(4,552)	-
Total comprehensive loss for the financial period	-	-	-	(8,061)	-	(8,061)
Balance at 3 April 2009	849,931	(5,216)	(1,195)	927,243	34,413	1,805,176

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 2 April 2010, the Company's issued and paid-up capital (including treasury shares) comprised 2,582,181,428 (25 December 2009: 2,580,624,970) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 2,580,454,711 (25 December 2009: 2,578,898,253) ordinary shares.

Share options
As at 25 December 2009, there were 50,448,472 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 3 months ended 2 April 2010, 288,838 share options were exercised to take up unissued shares of the Company at the subscription price of S$1.05 per share, 498,390 options had expired and 457,690 options were cancelled.

As at 2 April 2010, options to subscribe for 49,203,554 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 25 December 2009, there were 1,955,651 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 3 months ended 2 April 2010, 1,267,620 performance shares were vested on 2 January 2010 and 6,777 were cancelled.

As at 2 April 2010, 681,254 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 25 December 2009, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 3 months ended 2 April 2010, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 2 April 2010, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the first quarter 2010 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 2 April 2010 and the reported amounts of revenue and expenses during the financial period from 26 December 2009 to 2 April 2010. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(5) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the first quarter ended 2 April 2010 to be false or misleading in any material aspect.

On behalf of the board of directors

CHRISTOPHER LAU — Director

RONALD WIDDOWS — Director

Dated this 14 May 2010

4. Audit or Review of Figures

The figures have not been audited or reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 25 December 2009.

7.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

On 26 December 2009, the Group and the Company adopted/early adopted the new or revised Singapore Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS"), which are effective for the financial period beginning on or after 1 July 2009 or 1 January 2010.

The following are the FRS and INT FRS that are relevant to the Group and the Company:

FRS 27 (revised)	: Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1 July 2009)
FRS 103 (revised)	: Business Combinations (effective for annual periods beginning on or after 1 July 2009)
Amendments to FRS 39	: Financial Instruments: Recognition and Measurement - Eligible Hedged Items (effective for annual periods beginning on or after 1 July 2009)
Amendments to FRS 102	: Share-based Payment: Group Cash-settled Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2010)
INT FRS 117	: Distributions of Non-cash Assets to Owners (effective for annual periods beginning on or after 1 July 2009)
INT FRS 118	: Transfer of Assets to Customers (effective for annual periods beginning on or after 1 July 2009)

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company, except as discussed below:

1) FRS 27 (revised) Consolidated and Separate Financial Statements

The Group has adopted FRS 27 (revised) prospectively to transactions with non-controlling interest from 26 December 2009.

FRS 27 (revised) requires the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in the income statement.

2) FRS 103 (revised) Business Combinations

The Group has adopted FRS 103 (revised) prospectively to all business combinations from 26 December 2009.

FRS 103 (revised) continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8.

GROUP	**Q1 2010**	**Q1 2009 (Restated) [3]**
Loss per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)		
a) Based on the weighted average number of ordinary shares on issue	**(3.82 US cts)**	**(15.01 US cts)**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**(3.82 US cts)**	**(15.01 US cts)**

[3] **Restated for effects of the Rights Issue.**

9. **Net Asset Value**

	Group			**Company**		
	2 Apr 2010 US$	**25 Dec 2009 US$**	**Inc / (Dec) %**	**2 Apr 2010 US$**	**25 Dec 2009 US$**	**Inc / (Dec) %**
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	**1.03**	**1.08**	**(4.63)**	**1.14**	**1.14**	**0.00**

10. Review of the Performance of the Group

Income Statement:
NOL Group achieved revenue of US$2.10 billion (Q1 2009: US$1.54 billion), an increase of US$0.56 billion or 36% year-on-year (YoY), as the operating environment improved for all business segments. The increase in revenue is mainly due to the increase in container shipping revenue which experienced volume and rate improvement.

The Group's cost of sales increased by US$0.40 billion or 25% YoY to US$2.01 billion mainly due to increase in costs associated with higher volumes.

Miscellaneous income declined by US$3 million or 59% YoY to US$2 million mainly due to lower gains on disposal of property, plant and equipment.

Administrative expenses increased by US$8 million or 5% YoY to US$157 million mainly due to higher staff costs.

Other operating expenses declined by US$7 million or 57% YoY to US$5 million mainly due to write-back of provision for litigation and decrease in allowance for doubtful debts.

Net loss attributable to shareholders decreased by US$146 million to US$98 million mainly due to higher volume and increasing freight rates under the improved container shipping operating environment.

Balance Sheet:
NOL Group's total assets increased by US$0.10 billion from US$5.34 billion as at 25 December 2009 to US$5.44 billion as at 2 April 2010. The increase in total assets was mainly due to increase in trade and other receivables arising from higher revenue generated during Q1 2010.

The Group's total liabilities increased by US$0.23 billion from US$2.50 billion as at 25 December 2009 to US$2.73 billion as at 2 April 2010. The increase in total liabilities was mainly due to increase in borrowings [see Note 1(b)(ii)] during the quarter.

The Group's total equity decreased by US$0.13 billion from US$2.84 billion as at 25 December 2009 to US$2.71 billion as at 2 April 2010 mainly due to losses incurred during the quarter.

Cashflow:
NOL Group's cash and cash equivalents increased by US$65 million from US$333 million as at 25 December 2009 to US$398 million as at 2 April 2010 mainly due to net cash inflow from financing activities of US$215 million, partially offset by net cash outflow from operations of US$126 million and net cash outflow from investing activities of US$24 million. Net cash inflow from financing activities was mainly due to additional proceeds of US$300 million from borrowings, partially offset by repayment of borrowings of US$85 million. Net cash outflow from operations was mainly due to deployment of working capital to support the improved business environment and net cash outflow from investing activities was mainly due to purchase of property, plant and equipment.

		Q1 2010 US$'m	Q1 2009 US$'m
(a)	**Revenue**		
	Container Shipping	1,793	1,294
	Logistics	296	241
	Terminals	157	112
	Others	2	2
	Elimination	(150)	(106)
	Total	**2,098**	**1,543**
(b)	**EBIT**		
	Container Shipping	(107)	(236)
	Logistics	14	14
	Terminals	17	4
	Others	(1)	(3)
	Total	**(77)**	**(221)**

(c) Analysis by Business Units

(i) Container Shipping

Container shipping achieved Q1 2010 revenue of US$1.8 billion, a year-on-year (YoY) increase of 39% mainly due to a combination of higher volumes transported and improved freight rates in certain trade lanes.

Volume rose by 46% YoY as the improved global trade environment resulted in volume growth in all major trade lanes.

Average revenue per FEU improved by 2% YoY mainly due to improved freight rates on the Asia-Europe trade, partially offset by lower contracted rates on the Transpacific.

Q1 2010 achieved utilisation rate of 93%.

Higher volume and rates driven by the improved container shipping trading conditions resulted in narrowing of EBIT losses by 55% to US$107 million in Q1 2010.

CONTAINER SHIPPING Q1 RESULTS 2010 and 2009
Unaudited

	Q1 2010	Q1 2009
Load Factors %		
Transpacific Eastbound	91%	77%
Asia-Europe Westbound	98%	92%
Transatlantic Westbound	92%	67%
Intra-Asia Westbound	93%	83%
Asia-Latin America/Mexico Eastbound	94%	69%
Headhaul	**93%**	**80%**
Volume ('000 FEU)		
Americas		
Transpacific	227	151
Latin America	49	39
	276	190
Europe		
Asia-Europe	104	84
Transatlantic	35	28
	139	112
Asia/Middle East		
Intra-Asia	286	179
Total Volume [4]	**701**	**481**
Operating Expenses (US$'m)		
Americas		
Transpacific	861	664
Latin America	182	154
	1,043	818
Europe		
Asia-Europe	304	256
Transatlantic	106	113
	410	369
Asia/Middle East		
Intra-Asia	447	343
Total Operating Expenses	**1,900**	**1,530**
Analysis of Expenses (US$'m)		
Operating Cost	1,727	1,361
General and Administrative	105	102
Depreciation and Amortisation	68	67
Others [5]	-	-
Total Operating Expenses	**1,900**	**1,530**

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[5] Others consists of non-controlling interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

Logistics achieved Q1 2010 revenue of US$296 million, a year-on-year (YoY) increase of 23% due to a combination of higher volumes across the various Logistics' services and higher freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$189 million, a YoY increase of 26% due to higher volumes across various business units, particularly in the rail and land transport business segment and business areas that service the automotive sector.

International Services achieved revenue of US$107 million, a YoY increase of 18% mainly due to higher freight rates in the forwarding business segment.

Logistics EBIT remained at US$14 million as higher contribution associated with higher revenues was offset by the increase in general and administrative expenses.

LOGISTICS Q1 RESULTS 2010 and 2009
Unaudited
US$ millions

	Q1 2010	Q1 2009
BY REGION		
Revenue		
Americas	187	161
Europe	34	24
Asia/Middle East	75	56
Total Revenue	**296**	**241**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	189	150
International Services	107	91
Total Revenue	**296**	**241**
Operating Expenses		
Contract Logistics Services	185	145
International Services	97	82
Total Operating Expenses	**282**	**227**
EBIT		
Contract Logistics Services	4	5
International Services	10	9
Total EBIT	**14**	**14**
Analysis of Expenses		
Operating Cost	239	188
General and Administrative	40	36
Depreciation and Amortisation	3	3
Others [6]	-	-
Total Operating Expenses	**282**	**227**

[6] Others consists of non-controlling interest and share of results of associated companies and joint ventures.

(iii) **Terminals**

Terminals achieved Q1 2010 revenue of US$157 million, a year-on-year (YoY) increase of 40% due to higher volume throughput.

Q1 2010 recorded volume throughput of approximately 608,000 lifts, an increase of 42% YoY which is in line with the improved container shipping volumes.

Q1 2010 average revenue per lift was marginally lower by 1% YoY due to change in trade mix.

Terminals achieved a EBIT of US$17 million for Q1 2010, a YoY increase of US$13 million or 325% mainly due to improved volumes lifted.

TERMINALS Q1 RESULTS 2010 and 2009
Unaudited

	Q1 2010	Q1 2009
Total Volume ('000 Lifts)	**608**	**429**
Analysis of Expenses (US$'m)		
Operating Cost	124	93
General and Administrative	11	11
Depreciation and Amortisation	5	5
Others [6]	-	(1)
Total Operating Expenses	**140**	**108**

[6] Others consists of non-controlling interest and share of results of associated companies and joint ventures.

11. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A.

12. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

At its FY09 year-end results announcement, NOL indicated improvements in volumes and freight rates in its principal markets. Since that time, the operating environment has improved further. If this trend continues, NOL expects to return to profitability for the full year. However, several risk factors remain - including rising fuel costs, the global economy and the relationship between supply and demand. The Group will continue to press on with its cost savings, productivity and yield management programs.

13. Dividend

(a) Any dividend recommended for the current financial period reported on?

Nil

(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

(c) Date payable

N.A.

(d) Books closure date

N.A.

(e) If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	Q1 2010 US$'000	Q1 2009 US$'000
Transactions for the Purchase of Goods and Services		
PSA Corporation Limited and its associates	46,018	34,749
Sembcorp Marine Ltd and its associates	-	112
Singapore Petroleum Company Limited and its associates	-	5,584
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	840	790
Transactions for the Sale of Goods and Services		
Sembcorp Marine Ltd and its associates	-	160

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

LOOI LEE HWA AND WONG KIM WAH
Company Secretaries

Dated this 14 May 2010



FOR IMMEDIATE RELEASE

NOL first quarter loss narrows by 60%; revenue 36% higher

Container shipping volume rises 46%

Singapore, 14 May 2010 – Container shipping and logistics group Neptune Orient Lines (NOL) today reported a US$98 million net loss for the first quarter of 2010 (1Q10). The loss was 60% less than the US$245 million loss for the first quarter of 2009 (1Q09).

NOL said the Core EBIT loss in the first quarter was US$74 million. Revenue was US$2.1 billion, up 36% from US$1.5 billion a year ago.

		1Q10	1Q09	*Change %*
Revenue (US$m)		2,098	1,543	36
Core EBIT (US$m)		(74)	(222)	(67)
EBIT (US$m)		(77)	(221)	(65)
Net loss (US$m)		(98)	(245)	(60)

"The result, while reflecting improvement, still is not satisfactory," said NOL Group President and CEO Ronald D. Widdows, "but the increase in volume and revenue provides a foundation for turning around our performance as the global economy recovers and we begin to see the effects of rate and asset utilization improvement, particularly in the Transpacific trade."

BUSINESS SEGMENTS

The Group's container shipping line, APL, reported a 46% increase in 1Q10 volume year-on-year, as global trade demand strengthened. Revenue in 1Q10 was up 39% to US$1.8 billion. The Core EBIT loss decreased 55% to US$106 million. Average revenue per FEU (Forty-Foot Equivalent Unit) increased 2%.



"We began to see more positive movement in the first quarter on rates and volumes across our major trade lanes," said APL President Eng Aik Meng.

Rates lagged in some trade lanes, in large part due to a legacy of contracts that were signed during the downturn of 2009, said Mr. Eng. Most of these contracts will expire in May and are being renegotiated.

Revenue for APL Logistics increased 23% in 1Q10 from the first quarter of 2009 to US$296 million. Core EBIT increased 7% to US$15 million. APL Logistics volumes increased across many of its services during the first quarter and freight rates were higher in the Forwarding business.

"In a gradually improving economy, we witnessed encouraging improvements in revenues, driven largely by strengthening international product flows and a continuing recovery in land transport demand," said APL Logistics President Jim McAdam.

NOL's Terminals business reported a 40% year-on-year increase in revenue during 1Q10 to US$157 million. Core EBIT improved to US$18 million from US$4 million a year ago. Volumes increased 42%.

"The integration of our container shipping and terminal operations is vital to the way we manage customers' supply chains, and is at the core of our service delivery capability," said Mr. Widdows. Accordingly, from 2Q2010, NOL will present financial results of the two segments as one unit. "It is also our intention to continue to grow our portfolio of terminal investments to further support APL's Container Shipping business," Mr. Widdows added.

OUTLOOK

At its FY09 year-end results announcement, NOL indicated improvements in volumes and freight rates in its principal markets. Since that time, the operating environment has improved further. If this trend continues, NOL expects to return to profitability for the full year. However, several risk factors remain – including rising fuel costs, the global economy and the relationship between supply and demand. The Group will continue to press on with its cost savings, productivity and yield management programs.

SEC Exemption
No. 82-2605



1Q10 OPERATING PERFORMANCE (vs 1Q09)

Container Shipping

- Revenue US$1.8 billion, up 39%
- Core EBIT loss US$106 million
- Average revenue per FEU 2% higher at US$2,519
- Volumes up 46% to 701,000FEU

Logistics

- Revenue US$296 million, up 23%
- Core EBIT US$15 million
- Core EBIT Margin 5.1%, compared to 5.8% previously

Terminals

- Revenue US$157 million, up 40%
- Core EBIT US$18 million
- Core EBIT Margin 11.5%, compared to 3.6% previously

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Or

Mr Mike Zampa
Telephone: (65) 6371 5022
Michael_zampa@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

1Q 2010 Performance Review

14 May 2010


NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.


NOL

1. 1Q 2010 Financial Highlights

By Ron Widdows
Group President & CEO

NOL

1Q 2010 Key Highlights

Key Highlights

- **1Q 2010 Financial Highlights**
  - Revenue of US$2.1 billion, a year-on-year (YoY) growth of 36%
  - Break-even Core EBITDA of US$2 million
  - Core EBIT loss of US$74 million
  - Net loss of US$98 million
- **Container Shipping**
  - Volume grew by 46% YoY
  - Revenue/FEU improved by 2% YoY to US$2,519 per FEU
- **Logistics**
  - Core EBIT of US$15 million
  - Core EBIT margin of 5.1%
- **Terminals**
  - Core EBIT of US$18 million
  - Throughput grew by 42% YoY

Group Financials


Revenue (US$m)
1,543
2,098
1Q 09
1Q 10
Net loss (US$m)
1Q 09
1Q 10
(245)
(98)



Group Financial Performance

US$m	1Q10	1Q09	▲%
Revenue	**2,098**	1,543	36
Core EBIT	**(74)**	(222)	(67)
• Non-recurring items	(3)	1	nm
EBIT	**(77)**	(221)	(65)
Net loss	**(98)**	(245)	(60)
Basic loss per share (US cents)	**(3.82)**	(15.01)*	(75)

* Restated for the effects of the Rights Issue.


NOL

Group Revenue, Core EBIT and EBIT Margin Trend

Improved container trade environment resulted in significant narrowing of Group losses in 1Q 2010.


Revenue (US$M)
Core EBIT (US$M)
2,400
1,600
800
0
600
400
200
0
-200
-400
1,543
1,388
1,564
2,021
2,098
1Q09
2Q09
3Q09
4Q09
1Q10
-222
-131
-115
-183
-74
Revenue (US$m) (LHS)
Core EBIT (US$m) (RHS)

	1Q09	2Q09	3Q09	4Q09	1Q10
EBIT Margin (%)	-14.3	-9.3	-7.5	-9.5	-3.7
Core EBIT Margin (%)	-14.4	-9.4	-7.4	-9.1	-3.5

Note: 1Q and 4Q figures consist of 14 weeks. 2Q and 3Q consists of 12 weeks.


NOL

Volume and Rev/FEU Trend

Recent freight rate improvement has been the key driver of the Group's sequential improvement in earnings from 4Q09.



Average Weekly Volume
('000 FEUs)
Rev/FEU (US$)
60
50
40
30
20
10
0
3,500
3,000
2,500
2,000
1,500
34
41
49
52
50
2,474
2,277
2,219
2,222
2,519
+13%
1Q09
2Q09
3Q09
4Q09
1Q10
Volume (LHS)
Rev/FEU (RHS)

NOL

1Q 2010 Summary



- Improvement in freight rates on key trade lanes has resulted in narrowing of losses.
- Volume remains stable post Lunar New Year.
- Implementation of slow steaming has helped to reduce fuel consumption.
- Reduction in idle vessels to meet the demand for our services.
- Terminals and Logistics continue to provide positive earnings to the Group.






NOL



2. 1Q 2010 Financial Performance

By Cedric Foo
Group Deputy President & CFO


NOL

Group Financial Highlights

US$m	1Q10	1Q09	▲%
Revenue	**2,098**	**1,543**	**36**
Core EBITDA	**2**	**(145)**	**nm**
• Depreciation & Amortisation	(76)	(77)	(1)
Core EBIT	**(74)**	**(222)**	**(67)**
• Non-recurring items	(3)	1	nm
EBIT	**(77)**	**(221)**	**(65)**
• Gross Interest Expense	(9)	(13)	(26)
• Tax	(12)	(11)	14
Net loss to equity holders	**(98)**	**(245)**	**(60)**


NOL

Group Revenue Breakdown

US$m	1Q10	1Q09	▲%
Container Shipping	**1,793**	1,294	39
Logistics	**296**	241	23
Terminals	**157**	112	40
Others/Elimination	**(148)**	(104)	42
Total	**2,098**	**1,543**	**36**

7% (Terminals)

13% (Logistics)

80% (Container Shipping)

1Q10 Revenue by business segment is stated before inter-segment elimination.

NOL

Group Core EBIT Breakdown

US$m	1Q10	1Q09	▲%
Container Shipping	**(106)**	(237)	(55)
Logistics	**15**	14	7
Terminals	**18**	4	350
Others	**(1)**	(3)	(67)
Total	**(74)**	**(222)**	**(67)**


NOL

Non-Recurring Items

US$m	1Q10	1Q09
1. Gain from asset disposals	-	3
2. Others	(3)	(2)
Total	(3)	1


NOL

Balance Sheet Highlights

US$m	2 Apr '10	25 Dec '09
Total Assets	5,440	5,340
Total Liabilities	2,726	2,500
Total Equity	2,714	2,840
Total Debt	1,157	940
Total Cash	398	333
Net Debt	759	607
Gearing (Gross)	0.43 x	0.33 x
Gearing (Net)	0.28 x	0.21 x
NAV per share (US$)	1.03	1.08
(S$)	1.45	1.53


NOL

Cash Flow Highlights

US$m	1Q10	1Q09
Cash & Cash Equivalents - Beginning	**333**	**429**
Cash (Outflow)/Inflow		
Operating Activities	(126)	(139)
Investing/Capex Activities	(24)	(4)
Financing Activities	215	158
Cash & Cash Equivalents – Closing	**398**	**444**


NOL

Capital Expenditure

US$m	1Q10 Actual	FY09 Actual
1. Vessels	**1**	**8**
2. Equipment / Facilities	**4**	**22**
3. Drydock	**11**	**13**
4. IT	**11**	**39**
5. Others	**3**	**11**
Total	**30**	**93**


NOL

3. Container Shipping

By Eng Aik Meng
President, APL


NOL

Container Shipping 1Q 2010 Highlights

- Container shipping achieved 1Q 2010 revenue of US$1.8 billion, a year-on-year (YoY) increase of 39% mainly due to a combination of higher volumes transported and improved freight rates in certain trade lanes.
  - Volume rose by 46% YoY as the improved global trade environment resulted in volume growth in all major trade lanes.
  - Average revenue per FEU improved by 2% YoY mainly due to improved freight rates on the Asia-Europe trade, partially offset by lower contracted rates on the Transpacific.
  - 1Q 2010 achieved utilisation rate of 93%.
- Higher volume and rates driven by the improved container shipping trading conditions resulted in narrowing of Core EBIT losses by 55% to US$106 million in 1Q 2010.


NOL

Container Shipping Profit & Loss Summary

US$m	1Q10	1Q09	▲%
Revenue	**1,793**	1,294	39
Core EBITDA	**(38)**	(170)	(78)
• Depreciation & Amortisation	(68)	(67)	1
Core EBIT	**(106)**	(237)	(55)
EBIT	**(107)**	(236)	(55)
Core EBIT Margin (%)	**(5.9)**	(18.3)	
EBIT Margin (%)	**(6.0)**	(18.2)	



Container Shipping Volume

Volume ('000 FEU)	1Q10	1Q09	▲%
Americas	**276**	**190**	**45**
Transpacific	227	151	50
Latin America	49	39	26
Europe	**139**	**112**	**24**
Asia-Europe	104	84	24
Transatlantic	35	28	25
Asia/Middle East	**286**	**179**	**60**
Total	**701**	**481**	**46**

Note: Based on point of sailing and inclusive of headhaul and backhaul trade.

NOL

Container Shipping : Volume Mix

- Further concentration on Asia/Middle East due to growth in demand for our services
- Trade volume mix continues to be managed to maximise yields


41% (Asia/Middle East)
7% (Latin America)
32% (Transpacific)
15% (Asia-Europe)
5% (Transatlantic)


1Q 2010 Volume breakdown


37% (Asia/Middle East)
8% (Latin America)
31% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

1Q 2009 Volume breakdown



Container Shipping Average Revenue/FEU

US$/FEU	1Q10	1Q09	▲%
Americas	3,340	3,741	(11)
Europe	2,950	2,104	40
Asia/Middle East	1,517	1,365	11
Total	**2,519**	**2,474**	**2**

Note: Based on point of sailing and inclusive of headhaul and backhaul trade.



Volume and Average Revenue/FEU Trend

Volumes maintained its relative strength since the beginning of 2010, with overall freight rate improvement helping to narrow the losses.



Average Period Volume (RHS)
Average Revenue per FEU (LHS)
US$/FEU
'000 FEU/ week
1Q09 Average Revenue/FEU US$2,474
1Q10 Average Revenue/FEU US$2,519
3,200
3,000
2,800
2,600
2,400
2,200
2,000
70.0
60.0
50.0
40.0
30.0
20.0
10.0
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2007
2008
2009
2010
Period

Note: Average Period volumes are normalised based on number of weeks in the period

Container Shipping Network Capacity & Utilisation

Stable demand for container shipping services and network management has resulted in consistently higher utilisation levels.



Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
98%
98%
99%
93%
95%
90%
90%
83%
80%
87%
93%
93%
93%
100%
80%
60%
40%
20%
0%
Q1 Q2 Q3 Q4
2007
2008
2009
2010

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.


NOL

Nominal Capacity Trend

Our chartered commitments have resulted in continued growth in our nominal capacity.


Nominal Capacity
('000 TEUs)
650
600
550
500
450
400
+14%
3-Apr-09
26-Jun-09
18-Sep-09
25-Dec-09
2-Apr-10

Note: Nominal Capacity is as at quarter-end dates and consists of operating, idled/dry-dock/transition and chartered-out capacity for linehaul and feeder services.

NOL

Container Shipping : Americas

	1Q10	1Q09	▲%
Total Volumes ('000 FEU)	**276**	**190**	**45**
▪ Transpacific	227	151	50
▪ Latin America	49	39	26
Average Revenue (US$/FEU)	**3,340**	**3,741**	**(11)**

- **Transpacific :** Improvement in global trade, some re-stocking and greater demand for our services resulted in significant year-on-year improvement in Transpacific volumes on both headhaul and backhaul trade. Freight rates declined as a result of the lower annual rates that were contracted in May/June 2009.
- **Latin America :** Latin America trade volumes grew on a year-on-year basis as a result of improvement in global trade and greater demand for imports in Latin America.


NOL

Container Shipping : Europe

	1Q10	1Q09	▲%
Total Volumes ('000 FEU)	**139**	**112**	**24**
▪ Asia-Europe	104	84	24
▪ Transatlantic	35	28	25
Average Revenue (US$/FEU)	**2,950**	**2,104**	**40**

- **Asia-Europe :** Recovery in global trade resulted in growth in volumes in the Asia-Europe trade. Capacity rationalisation and rising utilisation rates resulted in significant improvement in freight rates.
- **Transatlantic :** The Transatlantic route experience growth in volumes, consistent with the improvement in global trade.



Container Shipping : Asia/Middle East

	1Q10	1Q09	▲%
Total Volumes ('000 FEU)	**286**	**179**	**60**
Average Revenue (US$/FEU)	**1,517**	**1,365**	**11**

- **Asia/Middle East:** Asia/Middle East volumes grew by 60% year-on-year due to growth in the Intra-Asia Short-sea trade and improved volumes on the Long-haul trade.

  Average Rev/FEU rose by 11% due to greater bunker recovery and improved core rates on both Long-haul and Short-sea trade.



Container Shipping Trade Imbalance

Imbalance remain consistent as improved headhaul trade was accompanied by growth in backhaul trade.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2008	2009	1Q09	1Q10
• Transpacific	7	7	7	7
• Asia-Europe	7	8	8	8
• Transatlantic	10	10	9	9


NOL

Container Shipping 1Q 2010 Summary

- **Recent improvement in freight rates has resulted in narrowing of losses in 1Q 2010.**
- **Volumes continue to remain stable.**
- **However, rates on Transpacific still lag other trade lanes in recovering to a sustainable level.**
- **Currently in the process of renewing Transpacific annual contracts.**
- **Slow steaming across the network to manage costs and lower emissions.**
- **Continue to maintain focus on operational efficiency and cost management to drive cost savings and minimise losses.**


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Logistics

4. Logistics

By Jim McAdam
President, APL Logistics

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Logistics 1Q 2010 Highlights



- Logistics achieved 1Q 2010 revenue of US$296 million, a year-on-year (YoY) increase of 23% due to a combination of higher volumes across the various Logistics' services and higher freight rates in the forwarding business segment.
  - Contract Logistics achieved revenue of US$189 million, a YoY increase of 26% due to higher volumes across various business units, particularly in the rail and land transport business segment and business areas that service the automotive sector.
  - International Services achieved revenue of US$107 million, a YoY increase of 18% mainly due to higher freight rates in the forwarding business segment.
- Logistics achieved a Core EBIT of US$15 million for 1Q 2010, an increase of US$1 million YoY due to higher contribution associated with higher revenues partially offset by the increase in general and administrative expenses.



Logistics Profit & Loss Summary

US$m	1Q10	1Q09	▲%
Revenue	**296**	241	23
Core EBITDA	**18**	17	6
• Depreciation & Amortisation	**(3)**	(3)	-
Core EBIT	**15**	14	7
Core EBIT Margin (%)	**5.1**	5.8	


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Performance Breakdown : Business Segment

US$m	1Q10	1Q09	▲%
Revenue	**296**	**241**	**23**
• Contract Logistics	189	150	26
• International Services	107	91	18
Core EBIT	**15**	**14**	**7**
• Contract Logistics	5	5	-
• International Services	10	9	11
Core EBIT Margin (%)	**5.1**	**5.8**	
• Contract Logistics (%)	2.6	3.3	
• International Services (%)	9.3	9.9	


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Logistics Revenue and Core EBIT Margin Trend



The stability in positive earnings is built upon flexibility in the business to adjust the cost platform for changing market dynamics and enhancing further growth.


Revenue (US$m)
Core EBIT Margin (%)
Revenue (US$m) (LHS)
Core EBIT Margin (%) (RHS)
400
300
200
100
0
20%
15%
10%
5%
0%
363
318
315
328
241
195
234
306
296
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10

Note: 1Q and 4Q figures consist of 14 weeks. 2Q and 3Q consists of 12 weeks.



Logistics' Revenue Mix – By Region



Asia/Middle East continue to grow its revenue contribution as greater service offerings are introduced while Europe revenue benefited from higher freight rates in the forwarding business.


25% (Asia/Middle East)
$75
$34
$187
63% (Americas)
12% (Europe)
1Q10 Revenue Breakdown – by Region (US$m)
23% (Asia/Middle East)
$56
$24
$161
67% (Americas)
10% (Europe)
1Q09 Revenue Breakdown – by Region (US$m)



Logistics' Revenue Mix – By Customer Segment



The recovery in the automotive sector and trucking related services since 2H09 has resulted in significant growth in revenue from that customer segment.


4% (Electronics/Hi tech)
14% (Others)
35% (Auto/Industrial)
17% (Consumer)
30% (Retail)

1Q10 Revenue Breakdown – by Customer Segment


5% (Electronics/Hi tech)
16% (Others)
29% (Auto/Industrial)
30% (Consumer)
20% (Retail)

1Q09 Revenue Breakdown – by Customer Segment



Logistics 1Q 2010 Summary



- **Improvement in global trade has resulted in higher volumes across nearly all segments of the business.**
- **Business that service the automotive sector continue to remain buoyant.**
- **Growth in land transportation services in Asia strengthens our Contract Logistics presence in the region.**
- **Growing emphasis on expansion into the US domestic intermodal segment.**
- **Business unit reorganisation and operational cost restructuring positioned for growth in global demand and logistics services.**





5. Terminals

By Steve Schollaert
President, APL Terminals

Terminals 1Q 2010 Highlights



- Terminals achieved 1Q 2010 revenue of US$157 million, a year-on-year (YoY) increase of 40% due to higher volume throughput.
  - 1Q 2010 recorded volume throughput of approximately 608,000 lifts, an increase of 42% YoY which is in line with the improved Container Shipping volumes.
  - 1Q 2010 average revenue per lift was marginally lower by 1% YoY due to change in trade mix.
- Terminals achieved a Core EBIT of US$18 million for 1Q 2010, a YoY increase of US$14 million or 350% mainly due to improved volumes lifted.



Terminals Profit & Loss Summary



US$m	1Q10	1Q09	▲%
Revenue	**157**	112	40
Core EBITDA[1]	**23**	9	156
• Depreciation & Amortisation	**(5)**	(5)	-
Core EBIT[1]	**18**	4	350
Core EBIT Margin	**11.5%**	3.6%	
Volume ('000 lifts)	**608**	**429**	**42**
Average Revenue (US$/Lift)	**258**	**261**	**(1)**

[1] Includes share of results from a joint venture.



Terminals : Volume Mix (By Customer)



Improved volumes from the Container Shipping business unit resulted in higher proportion of throughput from APL.


20% (Alliance partners)
8% (3rd party)
72% (APL)

1Q 2010 Volume breakdown


24% (Alliance partners)
10% (3rd party)
66% (APL)

1Q 2009 Volume breakdown



Terminals 1Q 2010 Summary



- Recovering in global trade and volume throughput enhanced utilisation rates across our network of terminals.
- Continued emphasis on operating efficiency to reduce cost of lifting.
- Explore opportunities to enhance our network of terminal assets in key areas that are complimentary to the Container Shipping business unit.


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6. Group Outlook


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Group Outlook

At its FY09 year-end results announcement, NOL indicated improvements in volumes and freight rates in its principal markets. Since that time, the operating environment has improved further. If this trend continues, NOL expects to return to profitability for the full year. However, several risk factors remain – including rising fuel costs, the global economy and the relationship between supply and demand. The Group will continue to press on with its cost savings, productivity and yield management programs.


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Appendix


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Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging its bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Canadian Dollar, Singapore Dollar, Japanese Yen and Chinese Renminbi.
- The Group maintains a policy of hedging its foreign exchange exposures.


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End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration number : 196800632D
Website: www.nol.com.sg


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